Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Goodrich Petroleum Corporation and Goodrich Petroleum Company, L.L.C. for the registration of debt securities, guarantee of debt securities, common stock, preferred stock, depositary shares, and warrants and to the incorporation by reference therein of our reports dated February 27, 2015, with respect to the consolidated financial statements of Goodrich Petroleum Corporation, and the effectiveness of internal control over financial reporting of Goodrich Petroleum Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

May 6, 2015

Houston, Texas